Father Time, Inc.

3700 Massachusetts Ave. NW, Suite 110

Washington, D.C. 20016

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Father Time, Inc.

Amendment 4 to the Registration Statements on Form S-1

Filed September 26, 2019

File No. 333-231875

Gentlemen

This is in response to the comment letter Dated November 27, 2019. We are filing an Amended Form S-1/A 4 in response to your comments. Please refer the amended filing.

In response to your comments please see the following:

Comment 1. We revised the filing to reword how we discussed the challenge to the industry. Removing the numbers and discussing general information and knowledge about the industry. We also rewrote the discussion to state our assumption and to make the challenge more clear.

Comment 2. We have reworded the discussion to state that we expect to be a leading provider. We also reworded to make it more clear what we were intending to accomplish.

Comment 3. We have updated the numbers to the interim number to reflect the third quarter of the current year. We had the third quarter numbers reviewed by our auditor.

Please refer to the amended S-1/A 4 that has been filed to see the changes.

Sincerely,

/s/ Robert Waligunda

Robert Waligunda

Chief Executive Officer